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                      PRELIMINARY -- SUBJECT TO COMPLETION

                                                                  EXHIBIT (a)(6)

                        ADDENDUM FOR EMPLOYEES IN FRANCE

TAX INFORMATION

     This addendum does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision. Because of adverse income tax and social tax treatment to both you and your employer of option grants that do not meet the requirements under French law for qualified options, to the extent that you choose to tender your Eligible Options and Required Options in exchange for New Options in accordance with the terms of the Offer and/or accept any Supplemental Options, all New Options and/or Supplemental Options granted will be qualified options under French law. The primary difference between such New Options and/or Supplemental Options and any Eligible Options and Required Options is that your ability to exercise your New Options and/or Supplemental Options will be restricted until the fifth year after grant (this may be reduced to four years under currently proposed legislation). You may wish to take this into consideration when deciding whether to tender Eligible Options and Required Options.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.